Exhibit 99.1

NEVADA GEOTHERMAL POWER – PROJECT STATUS REPORT

VANCOUVER, B.C. (February 14, 2011) – Nevada Geothermal Power Inc. (NGP) (TSX-V: NGP, OTC-BB: NGLPF) is pleased to update the status of ongoing work at the Blue Mountain, Crump Geyser, Pumpernickel and North Valley (formerly Black Warrior) projects.

Nevada Geothermal Power Inc. is a geothermal development company operating the 49.5 MW Faulkner 1 power plant at the Blue Mountain Geothermal Site, Humboldt County, Nevada. The Company is focused on growth through further increasing production from its flagship Blue Mountain Property, continuing efforts to lower the cost of debt, and developing its pipeline of existing advanced-stage, geothermal properties. The Company also intends to diversify its off-take agreements and expand geographically through new project acquisitions.

Blue Mountain Geothermal Project

Since start-up in the fall of 2009, Faulkner 1 plant output has been increased incrementally from approximately 30 MW (gross) to the current level of approximately 48 MW (gross). The increased production is attributed to further distributing injection fluids into new deep wells 57-15, 58-11 and 91-15 to the north and west of the production area, each having an injection capacity of over 2000 gallons per minute.

In late 2010 and early 2011, NGP completed drilling of three injection test wells to the south of the production field (wells 41-27, 86-22 and 34-23). No additional wells are planned in the immediate future. Long term injection tests are being initiated for new test wells 86-22 and 34-23, as well as earlier completed wells 38-14 and 89-11. Reservoir production projections using data from all wells will be used to set future sustainable production levels at the Faulkner 1 plant. The possibility of converting western injectors to producers to increase production capacity will also be assessed.

At the same time the Company is assessing a tax assisted financing and a cash grant for additional well field work, with which it may repay the TCW loan further.

Blue Mountain Wind Project

NGP will determine the feasibility of developing a wind project to take advantage of wind in Desert Valley adjacent to Blue Mountain, readily available land with excellent road access, existing project infrastructure and excess power line capacity, connecting the site to the power grid. Although the Company's business mandate and primary focus will continue to be on new geothermal power development, it may assess other renewable energy technologies if beneficial, once geothermal power plants are established.

NGP has acquired lease options and wind development rights on ten square miles of undeveloped private land in central Desert Valley immediately west of the Blue Mountain Geothermal Project. Two widely-spaced wind measurement towers, SoDAR measuring equipment, data logging and satellite data transmission equipment were installed in January, 2011 to determine wind velocities and other characteristics throughout the next 12 months. If a wind power project sized to be compatible with projected future geothermal development at Blue Mountain is determined to be feasible, it could be developed within the time frame necessary to qualify for a 30% federal ITC/Tax Grant.

Crump Geyser Geothermal Project, Oregon

As previously announced (News Release dated November 1, 2010) NGP has signed a 50:50 Joint Venture Letter Agreement with Ormat Nevada Inc. to develop a binary geothermal power plant, up to 30 MW, at Crump Geyser in Oregon. The project is expected to be completed in 2013 and is expected to be eligible for a 30% grant.

An initial development test well has been completed to 5000 feet and is undergoing production and injection tests. Ormat, as project manager, is planning the next development phase including adjustments to the temperature gradient and deep slim hole drilling program cost-shared with the Department of Energy.

Pumpernickel Geothermal Project

NGP is seeking a partner to expeditiously advance the Pumpernickel project through development drilling, feasibility and construction to enable the project to qualify for the Federal ITC/Tax Grant. Extensive exploration work, including magnetic, resistivity, gravity and seismic surveys and temperature gradient drilling have been completed since acquiring the project in 2004. Three production test wells to measure geothermal reservoir production characteristics and confirm project feasibility are fully permitted. A drill pad and sump have been constructed and 20-inch surface casing has been installed for the initial well 46-4 in December 2010.

NGP was awarded a State water license in October 2010 which will enable water cooling for power plant operations. Transmission line interconnection routing and initial inter-connection feasibility studies have been completed and further facilities studies are underway.

North Valley Geothermal Project (formerly Black Warrior Geothermal Project)

NGP plans to drill a slim well in the central part of the anomaly where geophysical surveys and approximately 20 Phillips Petroleum drill-holes from the early 1980’s have outlined a large thermal anomaly with gradients over 200°C/km over 26 km² (10 mi²). NGP is also discussing moving the DOE supported soil gas sampling and deep slim hole drilling program to Pumpernickel or another site.

About Nevada Geothermal Power Inc.:

Nevada Geothermal Power Inc. operates the 49.5 MW Faulkner 1 geothermal plant in Nevada. It is a growing, renewable energy developer focused on producing clean, efficient and sustainable geothermal electric power from high temperature geothermal resources in the United States. NGP currently owns a 100% leasehold interest in five properties: Blue Mountain, Pumpernickel Valley, Edna Mountain and North Valley in Nevada, and Crump Geyser, in Oregon. These properties are at different levels of exploration and development. NGP estimates a potential of between 150 MW and 300 MW from its current leaseholds.

Nevada Geothermal Power Inc.
Brian D. Fairbank, P. Eng.
President & CEO
http://www.nevadageothermal.com

Investor Inquiries:
Ashli Gauvreau
Nevada Geothermal Power Inc.
Telephone: 604-688-1553 X124
Direct Line: 604-638-8784
Toll Free: 866-688-0808 X124
Email: agauvreau@nevadageothermal.com

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," “estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.